Registration No. 333-104068

Rule 424(b)(3)

Supplement Dated February 26, 2004

to Prospectus Dated January 22, 2003

Supplement to Prospectus Dated January 22, 2004

This Supplement is part of, and should be read in conjunction with, the Prospectus dated January 22, 2004, as supplemented.

The following paragraph updates the information contained on page 4 of the prospectus, under the heading “B.F. Saul Real Estate Investment Trust – Recent Development.”

On February 25, 2004, the Trust sold in a private offering, its 7 1/2% senior secured notes due 2014, in an aggregate principal amount of $250.0 million. The notes are secured by the Trust’s ownership interest in the common stock of the Bank. The Trust used a substantial portion of the net proceeds of the offering to redeem the 1998 Notes. The Trust received approximately $28.1 million in proceeds from this offering after the redemption of the 1998 notes, the prepayment penalty, payment of the final interest payment under the 1998 notes, and after deducting costs associated with the offering. The senior secured notes are not registered under the Securities Act of 1933, as amended, and will not be able to be offered or sold in the United States absent registration or an applicable exemption from registration requirements.